Exhibit 99.1

News release via CNW Telbec, Montreal 514-878-2520

    Attention Business/Financial Editors:
    Chester Kuryliw Joins Claude's Madsen Red Lake Project

    Toronto Stock Exchange
    Trading symbol - CRJ
    AMEX - CGR

    SASKATOON, SK, Nov. 16 /CNW Telbec/ - Claude Resources Inc. ("Claude"),
(TSX: CRJ; AMEX: CGR) is extremely pleased to announce it has engaged the consulting services of Chester J. Kuryliw, M.Sc., P.Eng. to develop a structural model for the Madsen area to be used in exploration program direction. On September 1, 2006, Claude reacquired control of its 100% owned
Madsen gold project in the prolific Red Lake area of northwestern Ontario.
Mr. Kuryliw has worked as a structural geologist in the Red Lake area beginning in 1953 when he was Chief Geologist and General Superintendent at the Cochenour Mine. He has been responsible for the discovery and mining of a number of structures in this gold camp and has been underground at all of the mines on a regular basis including eight times at the Madsen mine.
    Mr. Kuryliw entered the "Goldcorp Challenge" in 2000, won a semi-finalist prize and was subsequently engaged as a consultant to Goldcorp at their Red
Lake mine from 1999 to 2002. He is currently an independent consultant to the
Exall-Southern Star Joint Venture on the Gold Eagle property where his recognition of a key structural component has assisted in the discovery of a significant gold deposit.
    Claude is proceeding to acquire the necessary permits to begin dewatering the Madsen shaft to the 490 metre level (1600 foot level). This will provide underground access for drill definition of extensions to the historic high grade 8 zone, in addition to other zones. Surface drill programs will begin shortly with immediate targets including follow-up detailed drilling of specific ore-grade zones intercepted during previous drill programs. Further targets will be defined once the data from the last five years of exploration is reviewed.
    %SEDAR: 00000498E          %CIK: 0001173924

    /For further information: Judy Stoeterau, Exploration Manager, (306)
668-7505, Facsimile: (306) 668-7500, clauderesources(at)clauderesources.com;
Renmark Financial Communications Inc.: Neil Murray-Lyon,
nmurraylyon(at)renmarkfinancial.com; Christina Lalli,
clalli(at)renmarkfinancial.com, (514) 939-3989, Fax : (514) 939-3717,
www.renmarkfinancial.com/
    (CRJ. CGR)

CO:  CLAUDE RESOURCES INC.

CNW 16:12e 16-NOV-06